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                               October 4, 2023

       Timothy Pickett
       Chief Executive Officer
       Kindly MD, Inc.
       230 W 400 South
       Suite 201
       Salt Lake City, UT 84104

                                                        Re: Kindly MD, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 20,
2023
                                                            File No. 333-274606

       Dear Timothy Pickett:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed September 20, 2023

       Management, page 47

   1. For each of your director nominees, please briefly discuss the specific experience, qualifications,
attributes or skills that led to the conclusion that such person should serve as a director of the
Company. Please refer to Item 401(e) of Regulation S-K.
       General

   2.                                                   We note that Section
11.01 of your ByLaws provide that "to the fullest extent permitted by law, and unless the
Corporation, pursuant to a resolution adopted by a majority of the
                                                        Board of Directors,
consents in writing to the selection of an alternative forum, the appropriate state and
federal courts located within Salt Lake County, Utah, shall be the sole and exclusive
forum for (a) any derivative action or proceeding brought in the name or right of the
Corporation or on its behalf, (b) any action asserting a claim for breach of any fiduciary duty owed
by any director, officer, employee or agent of the Corporation to
 Timothy Pickett
Kindly MD, Inc.
October 4, 2023
Page 2
       the Corporation or the Corporation   s stockholders, (c) any action
arising or asserting a
       claim arising pursuant to any provision of the Utah or any provision of the Articles of
       Incorporation or these Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.01." Please disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                              Sincerely,

FirstName LastNameTimothy Pickett                             Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameKindly MD, Inc.
                                                              Services
October 4, 2023 Page 2
cc:       Callie Tempest Jones, Esq.
FirstName LastName